ArcelorMittal Announces the Termination of the Sparrows Point Purchase Agreement with E2

Luxembourg/Chicago, December 17, 2007 – ArcelorMittal (NYSE: MT) announces today that it has terminated its agreement with E2 Acquisition Corporation (“E2”) for the sale of ArcelorMittal USA’s Sparrows Point, Baltimore facility and related assets to E2 due to E2’s inability to secure financing.

ArcelorMittal terminated the purchase agreement upon the direction of the court-appointed trustee who has the authority to affect the divestiture of Sparrows Point.

E2 is a joint venture sponsored by Esmark Incorporated and Wheeling-Pittsburgh Corporation. The execution of the definitive purchase agreement for the sale of Sparrows Point to E2was announced on August 2, 2007.

The closing date for the sale of Sparrows Point agreed to in the purchase agreement with E2 was November 30, 2007. On November 29, 2007, ArcelorMittal agreed to extend this date to December 11, 2007.

The divestiture of Sparrows Point by ArcelorMittal grew out of the bid by Mittal Steel Company N.V. (“Mittal”) for Arcelor S.A. As part of that process, Mittal agreed with the DOJ, pursuant to a court-ordered consent decree, to divest the Sparrows Point facility. ArcelorMittal will continue to work closely with the DOJ and the court-appointed trustee to satisfy the terms of the consent decree.

The trustee, Joseph Krauss of Hogan & Hartson LLP, has overall responsibility on behalf of the DOJ to affect the divestiture of the Sparrows Point plant. ArcelorMittal will assist the trustee in the process.

The trustee intends to retain an investment bank to assist him in the sale process. No specific schedule has been established but the trustee’s goal is to obtain a transaction with the earliest possible closing date.

ArcelorMittal will continue to operate the plant during the divestiture process, consistent with its obligations under its agreements with the DOJ. ArcelorMittal remains committed to maintaining strong relationships with the facility’s customers and suppliers throughout the sale process.

Located near Baltimore, MD, Sparrows Point is a high-quality, successful steel facility capable of serving a large variety of steel markets. The fully integrated steel-making facility is capable of producing 3.9 million tons of raw steel annually. Products made at Sparrows Point include hot-rolled sheet, cold-rolled sheet, galvanized sheet, Galvalume, tin mill products, and semi-finished steel. Markets served include construction, steel service centers, automotive, container, and appliance.

Once again, ArcelorMittal thanks its entire work force for continuing to stay focused on the plant’s customers, business performance, and safety compliance as the sale process moves forward.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billion, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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